UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Agreement to Acquire a Majority Stake in Social Communication Software Provider Raidcall

On November 19, 2013, the registrant’s wholly-owned subsidiary Heroic Vision Holdings Limited (“Changyou BVI”) entered into an investment agreement (the “Investment Agreement”) with Beijing Kunlun Tech Co., Ltd. (“Kunlun Beijing”), a company incorporated in the People’s Republic of China (“PRC”), and Beijing Kunlun’s wholly-owned subsidiaries Koram Games Limited, a Hong Kong company (“Kunlun HK”), Guangzhou Kunlun Online Information Tech Co., Ltd., a PRC company (“Kunlun Guangzhou”), and Kunlun Korea Co., Ltd, a South Korean company (“Kunlun Korea,” and together with Kunlun Beijing, Kunlun HK and Kunlun Guangzhou, the “Kalends Group”), pursuant to which the registrant will acquire, through Changyou BVI, 62.5% of the equity interests, on a fully-diluted basis, of a newly-created British Virgin Islands company (“Raidcall Newco”) that will hold, through subsidiaries, all of the assets associated with Raidcall (“Raidcall”), a free social communication platform currently operated by the Kalends Group through a series of websites (such assets, the “Raidcall Business”), for US$50 million in cash.

Pursuant to the Investment Agreement, the Kalends Group will transfer all of the assets associated with the Raidcall Business to a wholly-owned subsidiary of Raidcall Newco to be established in Hong Kong (“Raidcall HK”) and a wholly-owned subsidiary of Raidcall HK to be established in the PRC, and Changyou BVI will acquire equity interests in Raidcall Newco. Of the $50 million consideration paid by the registrant, $30 million will be paid to the Kalends Group and $20 million will be invested in Raidcall Newco. Effective upon the closing of the transaction, 15% of the equity interests of Raidcall Newco on a fully-diluted basis will be reserved for grants of equity incentive awards to key employees of Raidcall Newco, and Kunlun HK will hold the remaining 22.5% of the equity interests on a fully-diluted basis. The parties have agreed to customary representations, warranties, indemnities and covenants in the Investment Agreement.

At the closing of the transaction, Changyou BVI, Kunlun HK and Raidcall Newco will enter into a shareholder agreement pursuant to which Changyou BVI will have the right to designate three of the five directors of Raidcall Newco, including the chairman of the board, and Changyou BVI will have customary rights of first refusal with respect to proposed transfers of equity interests in Raidcall Newco by Kunlun HK. The shareholder agreement also specifies that if Raidcall Newco fails to achieve specified performance milestones for the month of December 2014, then Kunlun HK, any key employees of Raidcall Newco who hold equity interests in Raidcall Newco, and, under certain circumstances, Raidcall Newco will be required to transfer to Changyou BVI, without consideration, equity interests in Raidcall Newco in amounts sufficient to cause Changyou BVI’s equity interests to increase to 70% on a fully-diluted basis.

The registrant expects to complete the transactions contemplated by the Investment Agreement in December 2013, subject to regulatory approvals and other customary conditions.

A copy of the press release issued by the registrant jointly with Kalends Inc., the parent company of the Kalends Group, on November 20, 2013 regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibits.

99.1 Press release dated November 20, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Alex Ho
Alex Ho, Chief Financial Officer

Date: November 21, 2013

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated November 20, 2013.

Exhibit 99.1

Changyou to Acquire a Majority Stake in Social Communication Software Provider Raidcall

New York, November 20, 2013 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, and Kalends Inc. (“Kalends”), a provider of comprehensive Internet products and services for the global market, today jointly announced that they have entered into a definitive investment agreement (the “Investment Agreement”) pursuant to which Changyou will acquire 62.5% of the equity interests, on a fully-diluted basis, of a company of Kalends outside of China that will hold all of the assets associated with Raidcall (“Raidcall”), a free social communication platform (such assets, the “Raidcall Business”), for US$50 million in cash. The transaction is expected to close in December 2013, subject to customary closing conditions. This acquisition accelerates Changyou’s progress toward creating a global gamer platform.

Mr. Dewen Chen, Changyou’s president, said, “With over 20 million registered users globally, Raidcall is a popular, high-quality communication software used by gamers for real-time audio group chat while they play online games. With this transaction, Changyou offers gamers a more comprehensive selection of products and moves forward in its plan to develop a platform business. In addition, we will add a proven team of top engineers, and we are confident in their capabilities to continue to make Raidcall a popular product in new countries that we market to.”

Mr. Yahui Zhou, chairman and chief executive officer of Kalends, said, “Kalends and Changyou share the same passion in providing the best-in-class products and services to gamers. With Changyou’s investment in the Raidcall Business and their expertise and capabilities in marketing, we see greater chance for success and an even larger potential to grow Raidcall’s presence globally.”

Raidcall is a free social communication software that facilitates real-time online group activities via voice, text and video, allowing users to create and organize groups of varying size to participate in a wide range of online group activities such as online games, music, karaoke and other live performance dynamics. Raidcall has provided group communication services to over 20 million registered users to-date, including world-class professional gaming teams such as Fnatic and Evil Geniuses. Available in 14 different languages, Raidcall currently operates overseas in multiple regions, such as Taiwan, Hong Kong, Macau, Brazil, Russia, and others.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of online games that includes Tian Long Ba Bu, one of the most popular massively multi-player online (“MMO”) games in China, and DDTank and Wartune (also known as Shen Qu), which are two popular web games in China. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering in 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com/.

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About Kalends

Founded in 2008, Kalends Inc. is a provider of comprehensive Internet products and services for the global market. Kalends has three core businesses that include the development and global publishing of online games, the development and operation of the Raidcall social communication platform, and the operation of the Brothersoft free software download directory. Kalends is one of the leading mobile game and web game developers and operators in China. It also publishes mobile games and web games overseas. For more information, please visit http://www.kalends.cn/.

Safe Harbor Statement

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the continuing global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2013, and other filings with the Securities and Exchange Commission.

For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Changyou.com Limited

Tel: +86 (10) 6861-3688

E-mail: ir@cyou-inc.com

Ms. Sophie Chen

Beijing Kunlun Tech Co., Ltd.

Tel: +86 (10) 6521-0251

E-mail: sophie.chen@kunlun-inc.com

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In the United States:

Mr. Jeff Bloker

Christensen

Tel: +1 (480) 614-3003

E-mail: jbloker@ChristensenIR.com

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